[NAM TAI ELECTRONICS, INC. LOGO]                                    NEWS RELEASE
--------------------------------------------------------------------------------
REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790-999 WEST HASTINGS STREET                                          President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800   FAX: (604) 669-7816                    WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                            NAM TAI ELECTRONICS, INC.
                                 Dividend Policy

VANCOUVER, CANADA -- February 22, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) in response to inquiries from shareholders provided further information regarding the Company's dividend policy that was recently changed by the Company's board of directors in order to maintain a strong financial position, and to support and back up the future growth of the Company. The Board of Directors reserves the right to adjust the dividend policy if the overall situation changes significantly. Under the new dividend policy, the annual dividend will be determined by considering combined operating income and other income in cash, if any, based on the following formula:

i) 2/3 Operating earnings (OE): The Company will pay approximately 2/3 of its operating income from the prior year as dividends. The remaining balance of income from operations will be used to increase working capital;

     plus,

ii) 1/3 Other income in cash, if any (OI): One-time cash based realized gains on other income, less tax expenses, minority interest and any other item below the operating income line, will be fully paid out as dividends in equal 1/3 amounts over the coming three years. Non-cash other income will not be considered for payment of the dividend.

The annual dividend amount will be announced following the announcement of the year end results. The dividend will be paid in equal amounts each quarter in the coming year. Based on the above formula, on February 7, 2005 the Company announced a 175% increase in its dividend for 2005 from $0.48 per share to $1.32 per share payable as follows:

   -----------------------------------------------------------------------
   |   Record Date        |       Payment Date                |  Dividend |
   -----------------------------------------------------------------------
   | March 31, 2005       |   On or before April 21, 2005     |   $0.33   |
   -----------------------------------------------------------------------
   | June 30, 2005        |   On or before July 21, 2005      |   $0.33   |
   -----------------------------------------------------------------------
   | September 30, 2005   |   On or before Oct 21, 2005       |   $0.33   |
   -----------------------------------------------------------------------
   | December 31, 2005    |   On or before January 21, 2006   |   $0.33   |
   -----------------------------------------------------------------------
   |                                                 Total:   |   $1.32   |
   -----------------------------------------------------------------------

For your reference only, the table on the next page helps demonstrate the application of the new dividend policy. If there are any further questions regarding the Company's dividend policy please contact Nam Tai's investor relations firm, Pan Pacific I.R. Ltd. at 1-800-661-8831.

                          Dividend Computation Formula
 (For Reference Only, subject to change as determined by the Board of Directors)

------------------------------------------------------------------------------------------------------------------------------------
Composition of Dividends (Note A)          Annual Dividend per share distributed in                                      | Remarks
  Year of   Source of income         2005            2006          2007          2008            2009         2010       |
   income      (Note B)                                                                                       --->       |
------------------------------------------------------------------------------------------------------------------------------------
2004      (1) 2/3 of operating  | $OE(04)(2/3)                                     /              /             /        |Each year,
Actual        earnings          |        $0.68                                    /              /             /         |1/3 of
          (2) 1/3 of other      | $OI(04)(1/3)   $OI(04)(1/3)   $OI(04)(1/3)     /              /             /          |operating
              income in cash    |        $0.64          $0.64          $0.64    /              /             /           |earnings
                                | TTL: $1.32                                   /              /             /            |+
-------------------------------------------------------------------------------------------------------------------------|2/3 of
                                |                    (+)             (+)                                                 |other
-------------------------------------------------------------------------------------------------------------------------|income
2005      (1) 2/3 of operating  |                $OE(05)(2/3)                                     /             /        |delayed
data for      earnings          |                                                                /             /         |payments
reference (2) 1/3 of other      |                $OI(05)(1/3)   $OI(05)(1/3)   $OI(05)(1/3)     /             /          |will be
              income in cash    |   --->                                                       /             /           |reserved
              (if any)          |                                                             /             /            |for
-------------------------------------------------------------------------------------------------------------------------|growth.
                                |                                    (+)            (+)                                  |
-------------------------------------------------------------------------------------------------------------------------|
2006      (1) 2/3 of operating  |                               $OE(06)(2/3)                                    /        |
data for      earnings          |                                                                              /         |
reference (2) 1/3 of other      |                               $OI(06)(1/3)   $OI(06)(1/3)   $OI(06)(1/3)    /          |
              income in cash    |   --->             --->                                                    /           |
              (if any)          |                                                                           /            |
-------------------------------------------------------------------------------------------------------------------------|
                                |                                                   (+)            (+)                   |
-------------------------------------------------------------------------------------------------------------------------|
2007      (1) 2/3 of operating  |                                              $OE(07)(2/3)                              |
data for      earnings          |                                                                                        |
reference (2) 1/3 of other      |                                              $OI(07)(1/3)  $OI(07)(1/3)   $OI(07)(1/3) |
              income in cash    |    --->             --->           --->                                                |
              (if any)          |                                                                                        |
-------------------------------------------------------------------------------------------------------------------------|
                                |                                                                   (+)            (+)   |
-------------------------------------------------------------------------------------------------------------------------|
2008      (1) 2/3 of operating  |                                                            $OE(08)(2/3)                |
data for      earnings          |                                                                                        |
reference (2) 1/3 of other      |                                                            $OI(08)(1/3)  $OI(08)(1/3)) |
              income in cash    |    --->             --->           --->         --->                                   |
              (if any)          |                                                                                        |
-------------------------------------------------------------------------------------------------------------------------|
                                |                                                                                        |
-------------------------------------------------------------------------------------------------------------------------|
2009 |                          |                                                                                        |
     v                          |                                                                                        |
-------------------------------------------------------------------------------------------------------------------------|
              Total (Note C):   |   1 OE             1 OE           1 OE          1 OE          1 OE           1 OE      |
                                |  +1 OI            +2 OI          +3 OI         +3 OI         +3 OI          +3 OI      |
-------------------------------------------------------------------------------------------------------------------------|


Notes:
(A) (1)  Reason for the new dividend policy - to increase working capital.
    (2) Effective Date- This computation method becomes effective for dividends declared for 2005.
    (3) The Board reserves the right to review and revise the dividend policy, if necessary.

(B) Under the new policy, source of dividends composed of 2 categories of income:

    (1) Operating earnings (OE) - Approximately 2/3 will be used for distribution in the following year and the remaining 1/3 balance will be used to increase working capital and strengthen the Company in the coming year.
    (2) Other income in cash, if any (OI) - Equal 1/3 amounts will be issued as dividends in the following 3 years. Delaying the issuance over three years also strengthens the cash position. Non-cash other income will not be paid out as dividend. Dividends based on other income will be determined every year and only other income in cash would be considered for distribution. This part of dividend will not continue if there is no other income in cash for a particular year.

(C) The total dividend listed is for reference only. The above example illustrates that if there is other income from 2005 and 2006, then in 2007, dividend paid will compose of one year operating earnings (from 2006) and three years' other income (from 2004, 2005 and 2006).

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak season during a year.




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